UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B DE C.V.

(Name of Subject Company (Issuer))

AERODROME INFRASTRUCTURE S.À R.L.

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA, S.A. DE C.V.

BAGUAL S.À R.L.

GRENADIER S.À R.L.

PEQUOD S.À R.L.

HARPOON S.À R.L.

EXPANSE S.À R.L.

FINTECH HOLDINGS INC.

DAVID MARTÍNEZ

(Names of Filing Persons (Offerors))

SERIES B SHARES, without par value

AMERICAN DEPOSITARY SHARES, each representing 8 SERIES B SHARES

(Title of Class of Securities)

400501102

(CUSIP Number for ADSs)

Julio R. Rodriguez, Jr.

c/o Fintech Advisory Inc.

375 Park Avenue

New York, NY

10152 (212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Adam J. Brenneman, Esq.

Manuel Silva, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$412,888,904.66	$45,046.18

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as (i) (a) 60,155,201 outstanding Series B ordinary shares, no par value, including Series B ordinary shares represented by outstanding American Depositary Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in each case not directly or indirectly owned by the Offerors (as defined herein) multiplied by (b) the offer price of Ps.137 per share, divided by (ii) 19.96 (based on an exchange rate of Ps.19.96 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on June 11, 2021).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020 by multiplying the transaction valuation by 0.0001091.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,399.80	Filing Party:
Aerodrome Infrastructure S.à r.l.
Servicios de Tecnología Aeroportuaria, S.A. de C.V. Bagual S.à.r.l.
Grenadier S.à.r.l.
Pequod S.à.r.l.
Harpoon S.à.r.l.
Expanse S.à.r.l.
Fintech Holdings Inc.
David Martínez
Form or Registration No.: Schedule TO-T	Date Filed: May 24, 2021

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments, supplements, restatements and exhibits thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 24, 2021 by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”). The Schedule TO relates to the offer (the “U.S. Offer”) by the Offerors to purchase up to 60,155,201 shares of outstanding Series  B ordinary shares held by U.S. Persons (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”) and Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons and each representing eight Series B Shares, “ADSs” and, together with the Series B Shares, the “Securities”).

The information in the Schedule TO is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO. This Amendment No. 2 is being filed to amend and supplement Items 1 through 11 as reflected below. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged.

Items 1 through 10.

Items 1 through 10 of the Schedule TO are hereby amended and supplemented as follows:

Size of the Offers

The Offerors expect to be unable to consummate a financing transaction yielding net proceeds sufficient to fund the aggregate cash consideration to be paid in the U.S. Offer and therefore the Offerors expect that the financing condition relating to the U.S. Offer will not be satisfied on or prior to 8:00 a.m., New York City time on June 22, 2021, the original expiration date of the U.S. Offer (the “Original Expiration Date”). As a result, the Offerors are reducing the aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that the Offerors are offering to purchase in the U.S. Offer and the concurrent offer in Mexico (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”) from 97,527,888 outstanding Series B Shares to 60,155,201 Series B Shares. If the Offers are fully subscribed, the Offerors will beneficially own approximately 30.1% of OMA’s outstanding capital stock upon completion of the Offers.

All references in the U.S. Offer to Purchase, the related ADS letter of transmittal, the Series B acceptance letter and related documents filed by the Offerors with the Securities and Exchange Commission (the “U.S. Tender Offer Materials”), to an offer to purchase up to 97,527,888 outstanding Series B Shares, including Series B Shares represented by ADSs, are hereby amended and restated to refer to an offer to purchase up to 60,155,201 Series B Shares, including Series B Shares represented by ADSs. All references in the U.S. Tender Offer Materials to the Offerors beneficially owning approximately 39.7% of OMA’s outstanding capital stock if the Offers are fully subscribed are hereby amended and restated to refer to the Offerors beneficially owning approximately 30.1% of OMA’s outstanding capital stock if the Offers are fully subscribed.

Financing Condition and Minimum Tender Condition

The Offerors are waiving the financing condition described in the U.S. Offer to Purchase (the “Financing Condition”). The Offerors expect to fund the aggregate cash consideration to be paid in the Offers with cash on hand and the proceeds of intercompany loans from related parties of the Offerors.

The Offerors are also waiving the minimum tender condition described in the U.S. Offer to Purchase consisting of there being validly tendered in the Offers and not validly withdrawn prior to the expiration of the Offers at least 19,505,578 Series B Shares, including Series B Shares represented by ADSs (the “Minimum Tender Condition”).

Other than the Financing Condition and the Minimum Tender Condition, which have been waived and are therefore no longer applicable, the U.S. Offer remains subject to the satisfaction of the other remaining conditions set forth in “THE TENDER OFFER — Section 13. Conditions of the U.S. Offer.”

All references in the U.S. Tender Offer Materials to the Financing Condition or the U.S. Offer being subject to financing, as well as any references to the Minimum Tender Condition or to the U.S. Offer being subject to there being validly tendered in the Offers and not validly withdrawn prior to the expiration of the Offers a minimum number of Securities, are hereby removed.

The U.S. Offer to Purchase is further amended as follows:

The response to the question “Do you have the financial resources to pay for the Securities?” in the “SUMMARY TERM SHEET” section is hereby deleted in its entirety and replaced with the following:

“The Offerors expect to fund the aggregate cash consideration to be paid in the Offers with cash on hand and the proceeds of intercompany loans from related parties of the Offerors. The Offerors will provide a summary of such intercompany loans, containing the identity of the parties, the term, any collateral, the stated and effective interest rates, and other material terms and conditions of the loans once these terms have been agreed with such related parties.”

The second paragraph in the “THE TENDER OFFER — Section 5. Source and Amount of Funds; Certain Requirements Regarding Offer Price — Funds” section is hereby deleted in its entirety and replaced with the following:

“We plan to acquire the tendered Securities, and to cover any related fees and expenses in connection with the Offers using cash on hand and the proceeds of intercompany loans from related parties of the Offerors.”

New Expiration Date

As a result of the changes described above, the U.S. Offer is being extended from the Original Expiration Date to 8:00 a.m., New York City time, on June 30, 2021, unless further extended (the “New Expiration Date”).

All references in the U.S. Tender Offer Materials to the Original Expiration Date are hereby amended and restated to refer to the New Expiration Date.

Withdrawal Rights

Based on the New Expiration Date, the period for holders of Securities to exercise withdrawal rights has been extended through the New Expiration Date. Any Securities previously tendered and to be tendered prior to the New Expiration Date may be withdrawn at any time at or prior to the New Expiration Date but not thereafter, unless withdrawal rights are required to be reinstated in accordance with applicable law, including in the event tendered Securities have not been accepted for purchase by July 22, 2021 (the day that is 60 days after the commencement date of the U.S. Offer).

All references in the U.S. Tender Offer Materials are hereby amended to reflect the new deadline to exercise withdrawal rights.

A press release announcing the changes to the U.S. Offer described above is attached hereto as Exhibit (a)(1)(x) and incorporated by reference herein.

Item 11. Additional Information

As of 5:00 p.m., New York City time, on June 16, 2021, 52,930 Series B Shares and 273,479 ADSs (representing 2,187,832 Series B Shares) had been tendered pursuant to the Offers.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)†	U.S. Offer to Purchase, dated May 24, 2021.

(a)(1)(ii)†	Form of ADS Letter of Transmittal for Series B Shares.

(a)(1)(iii)†	Acceptance Letter for Tenders of Series B Shares held by U.S. Persons.

(a)(1)(iv)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).

(a)(1)(v)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(vi)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).

(a)(1)(vii)†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(viii)†	Summary Publication published on May 24, 2021, in the Wall Street Journal.

(a)(1)(ix)†	Supplement to U.S. Offer to Purchase, dated June 9, 2021

(a)(1)(x)	Press Release, issued by the Offerors on June 16, 2021.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)(i)†	SETA Financial Statements for the Years Ended December 31, 2020 and 2019.

(a)(5)(ii)†	Press Release, issued by the Offerors on May 24, 2021.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

† Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2021

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez

	Name:	David Martínez
	Title:	Authorized Person BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.

	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

GRENADIER S.À R.L.

By:	/s/Julio Rafael Rodriguez, Jr.

	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.

	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.

	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.

	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond

	Name:	Christian Whamond
	Title:	Authorized Person

AERODROME INFRASTRUCTURE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.

	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person